Mail Stop 4561

April 19, 2007

Jitendra S. Saxena
Chief Executive Officer
Netezza Corporation
200 Crossing Boulevard
Framingham, MA 01702

Re: Netezza Corporation
Registration Statement on Form S-1
Filed on March 22, 2007
File No. 333-141522

Dear Mr. Saxena:

    We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. We were unable to locate information relating to the determination of the offering price. Refer to Item 5 of Form S-1 and Item 505 of Regulation S-K. Please advise.

Inside Cover Page

3. We note that you have included a graphic. Please provide us with clear copies of the graphic for our review. Note that the text used in a graphic must adhere to plain English principles. Please see the guidance provided on the use of graphics in our Corporation Finance Current Issues Outline, March 2001, available on our website at www.sec.gov.

Prospectus Summary, page 1

4. Please provide support for your statements both here and in the business section that you are a "leading provider of data warehouse appliances."

5. Provide support for the following claims regarding your company:

    •   your products analyze data "at higher performance levels and at a lower total cost of ownership with greater ease of use" than traditional systems;
    •   your NPS appliance "performs faster, deeper and more iterative analyses on larger amounts of detailed data"; and
    •   your products provide "a significant cost advantage" and "significant competitive advantages" over your competitors.

6. You state that your revenues increased rapidly from 2004 to 2007 representing a compound annual growth rate of 80.1%. For balanced disclosure, disclose your net losses during the same period and your accumulated deficit.

7. We note your list of customers in both here and in the business section. Disclose the criteria you used in selecting the customers you identified by name. Is there a minimum dollar value of sales you made to the companies you list, for example? Confirm that all the customers listed are current customers.

Summary Financial Data, page 5

8. Revise footnote (1) in the Summary Financial Data table on page 5 to disclose the number of additional shares of common stock to be issued upon conversion of all outstanding preferred shares used in your calculation of pro forma weighted average common shares outstanding or alternatively refer the reader to the reconciliation on page F-13 of the filing. Similar disclosures should be made to the Selected Consolidated Financial Data on page 29.

Risk Factors, page 8

9. We note your disclosure on pages 17 and 18 that you are dependent on a single contract manufacturer, Sanmina-SCI Corporation, unidentified third-party suppliers and a contract engineering firm with Persistent Systems Pvt. Ltd. located in India. We further note your

reliance on a service relationship with Hewlett-Packard referenced on page 14. However, we are unable to locate any of the related contractual agreements. To the extent you have contractual agreements with any of the entities referenced in these risk factors, they should be filed as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Our operating results may fluctuate significantly from quarter to quarter, page 7

10. You refer to your "dependence on a limited number of customers" for a substantial portion of your revenues. Please reconcile this statement with your statement in Management's Discussion and Analysis on page 31 that you had no customer accounting for more than 10% of your total revenue in fiscal 2007.

Our ability to sell to the U.S. federal government and its agencies is subject to uncertainties, page 12

11. Please revise the subheading and the text to specify the "uncertainties" to which you refer. Discuss the government regulations which you believe may present compliance difficulties as well as the "certain risks" posed by your government contracts. The risk factor disclosure should provide information specific to your company and industry in a concise and readily accessible manner.

If we fail to maintain proper and effective internal controls, page 18

12. We note from your disclosures that you are in the process of documenting and reviewing your "internal controls and procedures" in anticipation of becoming a public company. Please tell us whether you have identified any material weaknesses during this process. If so, please disclose and discuss any known material weaknesses and your plans to remedy such weaknesses.

Special Note Regarding Forward-Looking Statements, page 23

13. We note your disclosure that your prospectus contains estimates and other statistical data made by independent parties and you relating to market size and growth and other data about your industry and the data involves a number of assumptions and limitations. You then state that you have not independently verified the data and cannot guarantee the accuracy and completeness of the information. You have provided industry and market data to assist investors in understanding your industry, business and potential market. As presented, this data receives fairly prominent discussion in your prospectus. As you know, such data included in your prospectus must be based on reasonable and sound assumptions. Notwithstanding your assertion regarding the reliability of such data, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data presented.

Use of Proceeds, page 24

14. We note your disclosure that, in addition to debt repayment, you intend to use the proceeds for "working capital and other general corporate purposes" including product development, sales and marketing activities, capital expenditures and the costs of operating a public company. We further note your disclosure that you have not determined an apportionment of the proceeds. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. A discussion of the approximate amounts intended to be used for each purpose you list is appropriate. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Overview, page 31

15. Please supplement your discussion, particularly in the Results of Operations and Liquidity and Capital Resources sections, to provide insight into material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the steps you are taking to address them. For example, discuss whether your products are subject to obsolescence or declining sales trends, including any plans to update such applications, if necessary. In addition, we note that revenues have risen sharply over the past few years due it appears to significant increases in volume of products sold and that you have experienced an increase in headcount in various departments such as sales and marketing and R&D. Please discuss the driving forces contributing to this growth trend. How is the company's business strategy expected to impact this trend? Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Section III.B.3 of SEC Release No. 33-8350 for additional guidance.

16. We note from your risk factor disclosure that the company is reviewing and documenting its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. We further note your statement on page 33 that you anticipate the G&A expense will continue to increase in fiscal 2008 due to additional costs and compliance requirements related to operating as a public company. Since it appears that you consider the cost of becoming compliant or maintaining compliance with Section 404 to be material, you should discuss the impact of compliance on results of operations and liquidity. Please refer to Item 303 of Regulation S-K.

Application of Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 35

17. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid").

18. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value are more applicable than disclosures appropriate to intrinsic value.

19. Tell us and disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the Practice Aid. If not, please revise to disclose the following information related to issuances of equity instruments:
    - Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;
    - Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and
    - Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Results of Operations, page 38

20. Revise to disclose the extent to which changes in revenues were the result of changes in prices charged for the products sold, as opposed to changes in the volumes sold. You attribute the increase in revenues to an increase in the number of customers, which is not helpful to investor understanding. Did the prices charged for your products remain constant over the three-year period? If so, disclose this or state the extent to which prices changed and quantify the effects of pricing changes on total revenues, from one period to the next. See Item 303(a)(3)(iii) of Regulation S-K.

21. Please briefly discuss in greater detail your plans for geographic expansion referenced on page 39 and how this fits within your business strategy.

Liquidity and Capital Resources, page 44

22. We note that the Company's accounts receivable, inventory, deferred revenue and accounts payable balances have changed significantly over the periods presented within your registration statement. Please revise your disclosures to include a discussion of these changes including all material underlying drivers that contributed to such changes for each period presented. For example, your current discussion regarding the $17.9 million increase in the accounts receivable balance from January 31, 2006 to January 31, 2007 indicates that the increase is due to the "timing of year-end orders." The fourth quarter sales increase in

fiscal 2007, however, only accounts for $8.9 million of this amount. Please explain the reason for the remaining $9.0 million increase. In addition, confirm to us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Business, page 48

23. Provide support for your various claims that your NPS appliance delivers fast data query response times, "massive" scalability and is cost effective. In addition, tell us how you obtained feedback from your customers regarding "faster query performance, lower costs of ownership and improved analytic productivity" and what percentage of your customers provided you with such feedback. To the extent you received customer feedback that did not support this claim, please revise as applicable to ensure balanced disclosure.

24. Please clarify whether the 200 appliances shipped as of January 31, 2007 include all appliances shipped since inception or some other date and whether the number of appliances "shipped" is equivalent to those sold.

25. Please provide us with a marked copy of the IDC and Winter Corp. reports containing the industry projections you reference in the business section. Tell us whether the reports were specifically commissioned by Netezza or are generally available to the public.

26. Please clarify your references on pages 54 and 58 to "best-of-breed" solutions, expertise and technology.

27. Consistent with our comment above regarding your listing of selected customers, please provide a basis for identifying the "sample customers" listed on page 56 across each segment. We note that you have included at least two additional companies in this listing.

28. Please confirm that each of the customers listed on page 57 has reviewed your description of their business and customer experience and agrees with the accuracy of your description.

Competition, page 60

29. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

Management

Compensation Discussion and Analysis, page 67

30. We note disclosure on page 67 that one of the primary objectives of the compensation committee is to "align the incentives of the executives with the creation of value for the

stockholders." Please expand your disclosure to indicate how your executive compensation programs will be, or have been, designed to do this. See Item 402(b)(1)(i) of Regulation S-K.

31. Please revise to identify the "comparable public companies" to which you refer that comprised the benchmarking group. See Item 402(b)(2)(xiv) of Regulation S-K.

32. Please expand the discussion regarding how you establish base salary on page 68. Your disclosure that salaries are based on the level of responsibility required of each executive and that adjustments to salaries are based on each executive's performance does not convey how you determine the amount to be paid or what the individual performance objectives are. See Item 402(b)(1)(v) and 402(b)(2)(vii).

33. In your discussion regarding cash bonuses, please clarify why there are material differences in the compensation policy for Mr. Tacoma, Senior Vice President, Worldwide Sales. See Section I.B.1 of Release No. 33-8723A.

34. Please address the level of difficulty in achieving the target levels associated with the bonuses.

35. Please provide disclosure pursuant to Item 402(b)(vi) of Regulation S-K regarding how your long-term incentives fit with the other elements of compensation and how such incentives affect decisions regarding such other elements. Further, please discuss your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K.

36. Item 402(b)(2) sets forth other examples of material information that could be appropriate for discussion in compensation discussion and analysis but it is unclear from your disclosure what consideration you have given to the pertinent illustrative examples contained in this disclosure guideline. In this regard, we specifically refer you to the examples set forth in Item 402(b)(2)(iii), (ix), and (x). Please advise us as to how these topics are addressed in compensation discussion and analysis or otherwise advise as to the reasons the particular topic is not applicable to your executive compensation program.

Summary Compensation Table, page 71

37. Please provide a narrative description of any material factors necessary to an understanding of the summary compensation table and grants of plan-based awards table. See Item 402(e) of Regulation S-K.

38. Clarify whether Messrs. Saxena and Baum received compensation for serving as directors of Netezza. If either was awarded compensation for serving in this capacity, we would expect to see appropriate disclosure in a "Director Compensation" table or the "Summary Compensation Table." If not, please include a statement to this effect.

39. Under Agreements with Executives, please set forth the definitions of "cause," "for good reason," and "change of control" that would potentially result in the payment of the listed benefits rather than referring to the agreements for the definition.

Principal and Selling Stockholders, page 80

40. Once you have identified all of the selling shareholders, please ensure that you include the selling shareholder information required by Item 507 of Regulation S-K. Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired their shares. Also include a materially complete description of any material relationship the selling security holders have or had with Netezza or its predecessors or affiliates within the past three years.

41. Also identify the natural person or persons who have voting and/or investment control over each of the selling shareholder entities listed in the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available Corporation Finance Telephone Interpretation Manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information may be disclosed in footnotes to the selling shareholder table.

42. To the extent any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please identify them as such in the selling shareholder table. For all broker-dealers, advise us whether their shares were received as compensation for investment banking services or as investment shares.

43. To the extent any of the selling shareholders are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

44. Revise to remove the preamble language from your Report of Independent Registered Public Accounting Firm prior to effectiveness.

Consolidated Balance Sheets, page F-3

45. Please revise your pro forma consolidated balance sheet to reflect the reclassification of the preferred stock warrant liability to additional paid-in-capital upon completion of this offering as discussed on page F-10 of the filing. Ensure revised pro forma balance sheet information is updated throughout the filing.

Consolidated Statements of Operations, page F-4

46. We note that the Company calculated the net loss attributable to common shareholders using the two-class method. Tell us how you considered Issue 5 of EITF 03-6 in determining whether the convertible preferred stock should be included in the computation of basic earnings per share regardless of the fact that the Company has a net loss from operations. In this regard, tell us and disclose whether the Series A, B, C or D preferred shareholders have contractual obligations to share in the losses of the Company.

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

47. We note that the Company determines VSOE of fair value for undelivered services based on the prices charged when the same element is sold separately. Please describe the process you use to evaluate the various factors that effect your VSOE including customer type and other pricing factors. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2.

48. We further note that the fair value of maintenance and support services may also be determined based on the price to be paid upon renewal of that service in accordance with the optional renewal terms offered contractually to the customer. When renewal rates are stated in the contract, tell us what percentage of your customers actually renew at the stated rates. Also, tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates are substantive.

49. We note that Hewlett-Packard provides all on-site hardware maintenance services to your customers. Tell us how you considered each of the factors in EITF 99-19 in determining whether revenues from such services should be recognized on a gross or net basis.

50. Please disclose the significant components of deferred revenue. Also, explain the reasons for the $14.8 million increase in total deferred revenue from January 31, 2006 to January 31, 2007 and specifically tell us what contributed to the significant amount of long-term deferred revenue at year-end 2007.

Inventory, page F-9

51. We note the "Company maintains an inventory valuation reserve, which reflects the Company's estimate of potential obsolescence and excess quantities." Please be advised that the inventory write down due to obsolescence establishes a new cost basis, which subsequently cannot be market up based on changes in underlying facts and circumstances and also should not be presented as a reserve. See Chapter 4 footnote 2 of ARB 43 and SAB Topic 5 (BB). Tell us if the Company has obsolete inventory still on hand and if so, explain why you have not disposed of such inventory yet. Disclose in MD&A if such

inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

Stock-Based Compensation, page F-11

52. Tell us when you first initiated discussions with underwriters, when the underwriters first communicated their estimated price range for your stock and the range they communicated to you. If you do not include a range in your next amendment, supplementally tell us the estimated price range.

53. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

54. Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.

55. Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

56. Tell us what consideration you gave to the Practice Aid's disclosure guidance in paragraph 179. As applicable, consider revising to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

   - For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts);
   - Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
   - Whether the valuation was performed by a related party.

   In addition, we note your reference to and independent valuation report on pages 36 and F-12. Please revise disclose the name of the valuation firm and include the expert's consent. We refer you to Rule 436(b) of Regulation C.

Note 11. Warrants for Preferred Stock, page F-19

57. Please provide the assumptions used to determine the fair value of the preferred stock warrants (including the assumed fair value of the underlying preferred stock used in your Black-Scholes calculations) at each of the following dates: August 1, 2005 (the date you adopted FSP 150-5), January 31, 2006 and January 31, 2007. In this regard, we note your disclosures on page 34 where you state "[t]here was no change in the fair value between the adoption date and January 31, 2006." Please explain why the fair value did not change during this period.

Note 12. Common Stock, page F-21

58. We note that you recorded $800,000 of compensation expense as a result of a transaction that occurred between certain key investors and a former executive of the Company given the "close relationship between the key investors and the Company." Describe the nature and terms of this agreement, including whether the Company guaranteed the fair value of the shares purchased by the investors. Clarify for us whether the "former executive" was an employee of the Company at the time of the transaction (i.e., February 2005). Also, tell us how you determined the $800,000 of compensation expense recorded. In this regard, it appears that you determined the value of the Company's common stock to be approximately $3.00 per share at the time of this transaction. Tell us how this compares to the fair value of your common stock as determined for your stock option grants. For instance, we note your disclosures on page F-12 where you indicate that the fair value of your common stock was $2.50 per share in February 2006. Also, tell us how you determined it was appropriate to record a non-cash compensation charge relating to this transaction and please provide the specific accounting literature you relied upon.

Schedule II Valuation and Qualifying Accounts

59. Please revise to include a schedule of all valuation and qualifying accounts and reserves for each period in which an income statement is presented in accordance with Rule 5-04 of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of 1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

       You may contact Megan Akst at 202-551-3407 or Kathleen Collins, Branch Chief, at 202-551-3499, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

       Sincerely,

       Barbara C. Jacobs
       Assistant Director

cc: Via facsimile: 617-526-5000
       Patrick J. Rondeau, Esq.
       Wendell C. Taylor, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP